Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 25, 2025

Confidential

Mr. Bradley Ecker

Ms. Erin Purnell

Ms. Stephany Yang

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Generation Essentials Group

Registration Statement on Form F-4

Filed April 11, 2025

333-286501

Dear Sir/Madam,

On behalf of our client, The Generation Essentials Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 24, 2025 on the Company’s registration statement on Form F-4 filed on April 11, 2025 (the “Registration Statement”) relating to the proposed business combination involving the Company and Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company.

Concurrently with the submission of this letter, the Company is filing amendment No. 1 to its registration statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

Securities and Exchange Commission

April 25, 2025

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

The Company and Black Spade II plan to convene the extraordinary general meeting of the shareholders of Black Spade II and consummate the proposed business combination as soon as possible during the month of May 2025. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting this proposed timetable.

Registration Statement on Form F-4 filed April 11, 2025

Cover Page

1.	Please revise your outside front cover page of the prospectus to include the requirements called for by Item 1602(a)(4) of Regulation S-K. In this regard, we note your dilution table on page 36. Please revise your dilution table, and similarly your pro forma ownership table to include quartile intervals based on percentages of the maximum redemption threshold.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 16, 17, 18, 36, 37 and 38 of the Registration Statement.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

Ownership of TGE After the Closing, page 36

2.	We note your response to our prior comment 1. Please revise your table here and in your Questions and Answers section to include the beneficial owners of TGE Class A, Class B, and Preferred shares so that it is clear to investors who the controlling shareholders of the surviving company will be. In this regard, we note your disclosure on your cover page that "AMTD Group Inc. will beneficially own 94.4%, 96.2%, and 97.8% of the total voting power of the outstanding TGE Shares."

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 16, 36, 37 and 38 of the Registration Statement.

Securities and Exchange Commission

April 25, 2025

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

Dilution, page 37

3.	Please tell us, and revise your disclosure to explain, how you calculated the net tangible book value at or above which the potential dilution results in pro forma net tangible book value per share, as adjusted being at least $10.00 per share.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Registration Statement.

Item 21. Exhibits and Financial Statement Schedules Exhibit 5.1, page II-2

4.	The legal opinion of Conyers Dill & Pearman Pte. Ltd. does not appear to reflect the securities to be registered on the resale prospectus. Please have counsel file a revised opinion that reflects the resale prospectus, confirm that the resale securities will be opined on in Exhibit 5.2, or advise.

In response to the Staff’s comment, the Company has filed the updated legal opinion of Conyers Dill & Pearman Pte. Ltd as Exhibit 5.1.

*        *        *

Securities and Exchange Commission

April 25, 2025

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group

Samuel Chao, Director and Chief Financial Officer, The Generation Essentials Group

Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co

Kester Ng, Director, Co-CEO and CFO, Black Spade Acquisition II Co

Richard Taylor, Director, Co-CEO and COO, Black Spade Acquisition II Co

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP